UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

July 24, 2019

We hereby inform as a Relevant Information Communication that the Board of Directors of Graña y Montero S.A.A. (the “Company”) has unanimously agreed:

1.
To register the payment owed by the shareholder Pacífico Corp. S.A.C., amounting to US$26,750,439.94 (Twenty-six Million, Seven Hundred and Fifty Thousand, Four Hundred and Nine Hundred and Nine Dollars and 94/100 United States Dollars), corresponding to 50% (fifty percent) of the 87,191,786 common shares subscribed by said shareholder within the framework of the capital increase agreed upon by the General Shareholders' Meeting and Board of Directors' Meeting held on November 6, 2018.

2.
To ratify the application of the exchange rate of S/ 3.306 (Three and 306/1000 Soles) for each U.S. Dollar, to the payment made by the shareholder Pacífico Corp. S.A.C., as determined by Resolution of Directors dated of April 2, 2019.

3.	To amend article 5 of the Company's bylaws, which reads as follows:

"Article 5 - The capital of the Company amounts to S/ 871,917,855.00 (Eight hundred and seventy-one million nine hundred and seventeen thousand eight hundred and fifty-five and 00/100 Soles), represented by 871,917,855 (Eight hundred and seventy-one million nine hundred and seventeen thousand eight hundred and fifty-five) shares, with a par value of S/ 1.00 each, fully subscribed and paid, all with voting rights.

4.
To determine that of the total amount paid by the shareholder Pacífico Corp. S.A.C., the amount of S/ 44,841,061.45 (Forty-four million eight hundred and forty-one thousand sixty-one and 45/100 Soles), equivalent to the difference between the amount paid in accordance with the placement value of US$ 0.6136 (Zero with 6136/10000 United States Dollars) per share and the par value of each share, applying the exchange rate indicated in numeral 3 above, is recorded as capital premium.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: July 24, 2019